Houlihan Lokey Capital, Inc.

(SEC I.D. NO. 8-35643)

Financial Statement

As of March 31, 2026

(With Report of Independent Registered Public Accounting Firm Thereon)

HOULIHAN LOKEY CAPITAL, INC.
TABLE OF CONTENTS



KPMG LLP
633 West 5th Street
Suite 4700
Los Angeles, CA 90071

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Houlihan Lokey Capital, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Houlihan Lokey Capital, Inc. (the Company) as of March 31, 2026, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2006.

Los Angeles, California
May 22, 2026

HOULIHAN LOKEY CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
(SEC I.D. NO. 8-35643)

		March 31, 2026
Assets		
Cash and cash equivalents	$	145,789,811
Investment securities		51,114,262
Accounts receivable, net of allowance for credit losses of $3,724,751 (Note 7)		96,513,472
Unbilled work in progress, net of allowance for credit losses of $3,840,637 (Note 7)		128,300,374
Receivable from affiliate (Note 4)		488,942,188
Deferred taxes (Note 9)		112,289,725
Other assets		8,291,928
Total assets	$	1,031,241,760
Liabilities and Stockholder's Equity		
Liabilities:		
Deferred income		22,470,847
Total liabilities		22,470,847
Commitments and contingencies (Note 8)		
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		75,989,546
Retained earnings		932,781,357
Total stockholder's equity		1,008,770,913
Total liabilities and stockholder's equity	$	1,031,241,760

See accompanying Notes to Financial Statement.

HOULIHAN LOKEY CAPITAL, INC.
NOTES TO FINANCIAL STATEMENT
(SEC I.D. NO. 8-35643)

Note 1 — Organization and Description of Business

Nature of Operations

Houlihan Lokey Capital, Inc. (the Company) is a California corporation registered as a broker dealer under Section 15(b) of the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Houlihan Lokey, Inc., a California corporation (the Parent).

The Company offers financial services and financial advice to a broad clientele located throughout the United States of America, Europe, and Canada. Together, the Company, its Parent, and the Parent's other subsidiaries form an organization that provides financial services to meet a wide variety of client needs. Specifically, the Company directs its services to the following areas:

Corporate Finance ("CF") provides general financial advisory services and advice on mergers and acquisitions and capital markets offerings. We advise public and private institutions, including financial sponsors, on a wide variety of matters, including buy-side and sell-side M&A transactions, debt and equity financings in both the private and public markets, and other corporate finance transactions. The majority of our CF revenues consists of fees paid upon the successful completion of the transaction or engagement ("Completion Fees"). A CF transaction can fail to be completed for many reasons that are outside of our control. In these instances, our fees are generally limited to the fees paid at the time an engagement letter is signed ("Retainer Fees") and, in some cases, fees paid during the course of the engagement ("Progress Fees").

Financial Restructuring ("FR") provides advice to debtors, creditors and other parties-in-interest in connection with recapitalization/deleveraging transactions implemented through bankruptcy proceedings and out-of-court exchanges, consent solicitations or other mechanisms, as well as in distressed mergers and acquisitions and capital markets activities. As part of these engagements, our FR business segment offers a wide range of advisory services to our clients, including: the structuring, negotiation, and confirmation of plans of reorganization; structuring and analysis of exchange offers; liability management transactions; corporate viability assessment; dispute resolution and expert testimony; and procuring debtor-in-possession financing. The majority of our FR revenues consists of Completion Fees. Although atypical, FR transactions can fail to be completed for many reasons that are outside of our control. In these instances, our fees are generally limited to Retainer Fees and/or Progress Fees.

Financial and Valuation Advisory ("FVA") primarily provides financial advisory and valuation services with respect to companies, debt and equity interests (including complex illiquid investments), and other types of assets and liabilities; fairness opinions in connection with mergers and acquisitions and other transactions, solvency opinions in connection with corporate spin-offs and dividend recapitalizations, and other types of financial opinions in connection with other transactions; as well as diligence, tax, transaction accounting, and other financial advisory services to companies, boards of directors, special committees, retained counsel, financial and strategic investors, trustees, and other parties. Also, our FVA business segment provides dispute resolution services to clients, for which fees are usually based on the hourly rates of our financial professionals. The majority of our FVA revenues consists of Retainer Fees, Progress Fees and/or Completion Fees.

The Company exclusively concentrates its efforts toward the earning of professional fees. The Company does not handle customer investment accounts.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Management estimates and assumptions also affect the disclosure of contingent assets and liabilities at the reporting date. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Significant items subject to such estimates and assumptions include the allowance for credit losses; income tax uncertainties; and other contingencies.

HOULIHAN LOKEY CAPITAL, INC.
NOTES TO FINANCIAL STATEMENT (CONTINUED)
(SEC I.D. NO. 8-35643)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Management monitors activity in these accounts to prevent a risk of loss. To date, the Company has not experienced any losses in its cash accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. Although not classified as cash and cash equivalents, the Company's receivable from affiliate (Note 4) generally arises from the transfer of available cash from the Company to the Parent. The receivable is due on demand and is considered fully collectible.

Investment Securities

Investment securities consist primarily of corporate debt and U.S. Treasury securities with original maturities over 90 days. The Company classifies its investment securities as trading as it may sell them with the intent to recognize short-term gains or losses and records them at fair market value.

Allowance for Credit Losses

The allowance for credit losses on accounts receivable and unbilled work in progress reflects management's best estimate of expected losses using the Company's internal current expected credit losses model. This model analyzes expected losses based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that could potentially affect the collectibility of the reported amounts. Amounts deemed to be uncollectible are written off against the allowance for credit losses.

Revenue Recognition and Deferred Income

Revenues consist of fee revenues from advisory services and reimbursed costs incurred in fulfilling the contracts. Revenues reflect fees generated from our CF, FR, and FVA business segments. Revenues for all three business segments are recognized upon satisfaction of the performance obligation, which may be satisfied over time or at a point in time. The amount and timing of the fees paid vary by the type of engagement.

The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, we consider multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, we consider the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties are expected to be resolved and the amount of consideration that is susceptible to factors outside of our influence, such as market volatility or the judgment and actions of third parties. The substantial majority of the Company's advisory fees (i.e., the success-related Completion Fees) are considered variable and constrained as they are contingent upon a future event which includes factors outside of our control (e.g., completion of a transaction or third-party emergence from bankruptcy or approval by the court).

Revenues from CF engagements primarily consist of fees generated in connection with advisory services related to mergers and acquisitions, capital markets, and other corporate finance transactions. Completion Fees from these engagements are recognized at a point in time when the related transaction has been effectively closed. At that time, the Company has transferred control of the promised service and the customer obtains control. CF contracts generally contain a variety of promised services that may be capable of being distinct, but they are not distinct within the context of the engagement as the various services are inputs to the combined output of successfully brokering a specific transaction. Completion Fees, Retainer Fees, and Progress Fees from these engagements are considered variable and constrained until the corresponding transaction has been effectively closed as they are contingent upon a future event, which includes factors outside of our control (e.g., completion of a transaction or regulatory approval).

Revenues from FR engagements primarily consist of fees generated in connection with advisory services to debtors, creditors and other parties-in-interest involving recapitalization or deleveraging transactions implemented both through bankruptcy proceedings and out-of-court exchanges, consent solicitations or other mechanisms, as well as in distressed mergers and acquisitions and capital markets activities. Retainer Fees and Progress Fees from FR engagements are recognized over time using a time elapsed measure of progress as our clients simultaneously receive and consume the benefits of those services as they are provided. Completion Fees from these engagements are recognized at a point in time when the related transaction has been effectively closed. At that time, the Company has transferred control of the promised service and the customer obtains control. Completion Fees from these engagements are considered variable and constrained until the related transaction has been effectively closed as they are contingent upon a future event, which includes factors outside of our control (e.g., completion of a transaction or third party emergence from bankruptcy or approval by the court).

HOULIHAN LOKEY CAPITAL, INC.
NOTES TO FINANCIAL STATEMENT (CONTINUED)
(SEC I.D. NO. 8-35643)

Revenues from FVA engagements primarily consist of fees generated in connection with valuation, diligence, tax transaction accounting, and other financial advisory services and rendering fairness, solvency and other financial opinions. Revenues are recognized at a point in time as these engagements include a singular objective that does not transfer any notable value to the Company's clients until the opinions or reports have been rendered and delivered to the client. However, certain engagements consist of advisory services where fees are usually based on the hourly rates of our financial professionals. Such revenues are recognized over time as the benefits of these advisory services are transferred to the Company's clients throughout the course of the engagement, and, as a practical expedient, the Company has elected to use the 'as-invoiced' approach to recognize revenue.

Taxes, including value added taxes, collected from customers and remitted to governmental authorities are accounted for on a net basis.

Income Taxes

The Company's parent, Houlihan Lokey Inc. and its subsidiaries, including the Company, files a consolidated federal income tax return, as well as consolidated and separate returns in state and local jurisdictions. The Company reports income tax expense as if it filed separate returns in all jurisdictions.

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes, which requires the recognition of tax benefits or expenses on temporary differences between the financial reporting and tax basis of our assets and liabilities. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The measurement of the deferred items is based on enacted tax laws and applicable tax rates. A valuation allowance related to a deferred tax asset is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company utilized a comprehensive model to recognize, measure, present, and disclose in its financial statement any uncertain tax positions taken or that are expected to be taken on a tax return. The impact of an uncertain tax position that is more likely than not to be sustained upon audit by the relevant taxing authority must be recognized at the largest amount that is more likely than not to be sustained. No portion of an uncertain tax position will be recognized if the position has less than a 50% likelihood of being sustained.

Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels in accordance with ASC Topic 820, Fair Value Measurement:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The carrying value of cash and cash equivalents, accounts receivable, unbilled work in progress, receivable from affiliate, accounts payable and accrued expenses, and deferred income approximates fair value due to the short maturity of these instruments.

Note 3 — Revenue Recognition

Contract Balances

The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred income (contract liability) until the performance obligations are satisfied.

HOULIHAN LOKEY CAPITAL, INC.
NOTES TO FINANCIAL STATEMENT (CONTINUED)
(SEC I.D. NO. 8-35643)

Costs incurred in fulfilling advisory contracts with point-in-time revenue recognition are recorded as a contract asset when the costs (i) relate directly to a contract, (ii) generate or enhance resources of the Company that will be used in satisfying performance obligations, and (iii) are expected to be recovered. The Company amortizes the contract asset costs related to fulfilling a contract based on recognition of fee revenues for the corresponding contract. The Company records a contract liability for the reimbursable costs incurred until the fee revenue is recognized. Costs incurred in fulfilling an advisory contract with over-time revenue recognition are expensed as incurred.

The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers:

	March 31, 2026
Receivables [1]	$ 89,107,716
Unbilled work in progress, net of allowance for credit losses	128,300,374
Contract Assets [1]	7,405,756
Contract Liabilities [2]	22,470,847

(1) Included within Accounts receivable, net of allowance for credit losses in the March 31, 2026 Statement of Financial Condition.
(2) Represents Deferred income.

As a practical expedient, the Company does not disclose information about remaining performance obligations pertaining to (i) contracts that have an original expected duration of one year or less, and/or (ii) contracts where the variable consideration is allocated entirely to a wholly unsatisfied promise to transfer a distinct service that is or forms part of a single performance obligation. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at March 31, 2026.

Note 4 — Related Party Transactions

The Parent performs certain management, accounting, legal, regulatory, and other administrative services for the benefit of the Company. The Parent charges the Company a management fee for these services. The Company's current income tax payable balance is reflected in receivable from affiliate because the Parent will make these payments. A substantial majority of the Company's operating expenses; employee compensation, rent, travel, meals, and entertainment, and other operating expenses, are paid by and allocated from the parent under an expense sharing agreement that is based on the full-time equivalent scheduled then in effect. The receivable from affiliate generally arises from cumulative cash transferred by the Company to the Parent. Intercompany charges and reimbursements are generally settled through the receivable from affiliate account. The receivable from affiliate is due on demand and bears interest at the prevailing prime interest rate; such rate was 4.68% at March 31, 2026.

Note 5 — Investment Securities

The amortized cost, gross unrealized gains (losses), and fair value of investment securities were as follows:

	March 31, 2026			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Corporate debt securities	$ 18,827,277	$ 55,671	$ (89,401)	$ 18,793,547
U.S. treasury securities	32,442,851	34,023	(156,159)	32,320,715
Total securities	$ 51,270,128	$ 89,694	$ (245,560)	$ 51,114,262

Scheduled maturities of the securities held by the Company within the investment securities portfolio were as follows:

	March 31, 2026	
	Amortized Cost	Estimated Fair Value
Due within one year	$ 7,630,128	$ 7,597,392
Due within years two through five	43,640,000	43,516,870
Total debt within the investment securities portfolio	$ 51,270,128	$ 51,114,262

HOULIHAN LOKEY CAPITAL, INC.
NOTES TO FINANCIAL STATEMENT (CONTINUED)
(SEC I.D. NO. 8-35643)

Note 6 — Fair Value Measurements

The following table presents information about the Company's financial assets, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair values:

	March 31, 2026			
	Level I	Level II	Level III	Total
Corporate debt securities	$ —	$ 18,793,547	$ —	$ 18,793,547
U.S. treasury securities	—	32,320,715	—	32,320,715
Total asset measured at fair value	$ —	$ 51,114,262	$ —	$ 51,114,262

Note 7 — Allowance for Credit Losses

The following table presents information about the Company's allowance for credit losses:

	March 31, 2026	
	Accounts Receivable	Unbilled Work in Progress
Ending balance	$ 3,724,751	$ 3,840,637

Note 8 — Commitments and Contingencies

The Company has been named in various legal actions arising in the normal course of business. In the opinion of the Company, in consultation with legal counsel, the final resolutions of these matters are not expected to have a material adverse effect on the Company's financial condition.

Note 9 — Income Taxes

Deferred income taxes arise principally from temporary differences between book and tax recognition of income, expenses, and losses relating to financing and other transactions. Deferred income taxes as of March 31, 2026 comprise the following:

	March 31, 2026
Deferred tax assets:	
Deferred compensation expense/accrued bonus	$ 110,979,797
Operating lease liabilities	1,115,504
Other, net	1,448,038
Total deferred tax assets	113,543,339
Deferred tax liabilities:	
Operating lease right-of-use assets	(1,048,004)
Other, net	(205,610)
Total deferred tax liabilities	(1,253,614)
Net deferred tax assets	$ 112,289,725

Houlihan Lokey Inc. and its subsidiaries, including the Company, file a consolidated federal income tax return, as well as consolidated and separate returns in state and local jurisdictions. As of March 31, 2026 all of the federal income tax returns filed since 2023 by the Parent, which include the Company as a subsidiary, are still subject to adjustment upon audit. The Parent files combined income tax returns in many states and the Company also files separate income tax returns in many states, which are also open to audit.

Note 10 — Reserve Requirements for Brokers or Dealers

The Company does not carry the accounts of its customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 based on section (k)(2)(i) and the Company's other business activities contemplated Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

HOULIHAN LOKEY CAPITAL, INC.
NOTES TO FINANCIAL STATEMENT (CONTINUED)
(SEC I.D. NO. 8-35643)

Note 11 — Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. As of March 31, 2026, the Company had net capital of $168.2 million, which was $168.0 million in excess of its required net capital of $250,000.